File No. 70-7287


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

               POST-EFFECTIVE AMENDMENT NO. 20 TO

                            FORM U-1

                     APPLICATION-DECLARATION
            WITH RESPECT TO ACQUISITION AND FINANCING
                  OF A WHOLLY-OWNED SUBSIDIARY
         AND AUTHORIZATION OF SHORT-TERM BANK BORROWING

                              UNDER

     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")

              EASTERN UTILITIES ASSOCIATES ("EUA")
           P.O. Box 2333, Boston, Massachusetts  02107

               EUA COGENEX CORPORATION ("COGENEX")
           P.O. Box 2333, Boston, Massachusetts  02107

            (Names of companies filing this statement and address of principal executive office)

                  EASTERN UTILITIES ASSOCIATES

        (Name of top registered holding company parent of
                     applicant or declarant)

               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, Boston, Massachusetts  02107

             (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, P.C.
                     McDermott, Will & Emery
                         75 State Street
                        Boston, MA  02109

     The application-declaration on Form U-1 dated September 24, 1986, as amended by Amendment No. 1 dated November 14, 1986, by Amendment No. 2 dated December 12, 1986, by Post-Effective Amendment No. 1 dated February 29, 1988, by Post-Effective Amendment No. 2 dated March 9, 1988, by Post-Effective
Amendment No. 3 dated April 12, 1988, by Post-Effective
Amendment No. 4 dated April 22, 1988, by Post-Effective
Amendment No. 5 dated April 22, 1988, by Post-Effective
Amendment No. 6 dated July 18, 1988, by Post-Effective
Amendment No. 7 dated August 12, 1988, by Post-Effective Amendment No. 8 dated September 19, 1988, by Post-Effective Amendment No. 9 dated October 31, 1989, by Post-Effective Amendment No. 10 dated November 14, 1989, by Post-Effective Amendment No. 11 dated December 21, 1989, by Post-Effective Amendment No. 12 dated April 15, 1992, by Post-Effective Amendment No. 13 dated July 10, 1992, by Post-Effective Amendment No. 14 dated August 3, 1992, by Post-Effective Amendment No. 15 dated August 21, 1992, by Post-Effective Amendment No. 16 dated December 12, 1994, by Post-Effective Amendment No. 17 dated December 19, 1994, by Post-Effective Amendment No. 18 dated January 30, 1995 and by Post-Effective Amendment No. 19 dated November 15, 1995 is amended as stated below.

Item 1.   Description of Proposed Transactions.

     Item 1 of Post-Effective Amendment No. 19 is amended and restated in its entirety as follows:

     A. By an order in this proceeding dated December 19, 1986 (Release No. 35-24273), the Commission authorized EUA to acquire all of the issued and outstanding capital stock of Citizens Heat and Power Corporation, a Massachusetts corporation which provided energy management services to institutional customers and which became EUA's wholly-owned subsidiary, Cogenex. Cogenex designs, finances, installs and maintains energy conservation systems. On September 28, 1995 Cogenex announced that it was discontinuing one of its principal business segments involving small self-generation projects. The following is a more complete description of Cogenex's two remaining principal business segments.

          1. Energy Management Services. Cogenex provides energy management services (EMS) directly to institutional, commercial/industrial and governmental customers to reduce their energy costs and consumption. In its EMS programs, Cogenex employs energy efficiency technology and equipment through building automation, lighting modifications, boiler replacement, and other heat recovery methods to reduce electrical energy and fuel consumption and related energy costs of its customers. The principal equipment installed and maintained by Cogenex for EMS projects consists of lighting equipment, variable speed drives used in connection with heating, ventilation and air conditioning systems, building automation control equipment, high-efficiency motors, chillers and heat exchangers. Cogenex is paid for these services primarily through "shared savings" agreements in which the customer, who occupies or owns a facility, pays Cogenex a portion of the energy savings that result from the installation and maintenance of the energy efficient equipment in the facility. Cogenex also may, from time to time, acquire existing shared savings contracts or the benefits of these agreements from other EMS contractors or help finance EMS projects being developed by such contractors.

          2. Utility Demand Side Management. Cogenex also participates in demand side management programs sponsored by electric utilities as a means to decrease both base load and peak demand on the utilities' systems. In utility demand side management programs, Cogenex contracts with the utility and its customers to provide EMS services to the utility's customers to reduce the demand on the utility's system. Cogenex is paid by the utility based on the reduction in the demand on the utility's system and may also receive a portion of the customer's savings.

     B. Cogenex hereby seeks authorization to expand the services it provides to include services relating to furnishing and conserving water for the types of customers to whom it has historically furnished EMS services as described in paragraph A. above. The water conservation services that Cogenex anticipates providing may range from domestic applications such as toilet replacements and retrofits, shower head replacement and aerators, to commercial and industrial water treatment applications such as water reclamation, purification and reuse, heating, cooling and refrigeration, and waste water filtration systems. In addition, Cogenex may furnish water to customers utilizing technologies available in the marketplace. Presently, Cogenex anticipates providing water treatment systems using reverse osmosis technology which has been effective for desalinization of sea water and brackish water sources and for the treatment of certain classes of hazardous and toxic waste. The water treatment systems generally will be located on or near the host facility, and in reasonable proximity to the source of the water. Such water services could be packaged with EMS services or furnished on a stand alone basis.

     Cogenex believes that such water services are functionally related to EUA's utility system operations and in the public interest as required by Section 11(b)(1) of the Act because they are a natural outgrowth of Cogenex's EMS services and would draw extensively upon Cogenex's experience in optimizing energy consumption and utilization (Footnote 1). The Commission has stated that the complexity of a service and its lack of availability to the public due to the difficulty and expense of its development are recurring factors in allowing a holding company or its affiliate to engage in a new business (Footnote 2). Water conservation and supply are as complex as any of the other services that Cogenex currently provides to its customers, and like energy conservation, it is a highly specialized business. Cogenex has sufficient expertise and resources to quickly and efficiently add water conservation and supply to its repertoire of services. By being able to provide water services as a complement to its energy conservation services, Cogenex will be increasing its marketability to its EMS customers by meeting more of such customers' conservation and efficiency needs at a marginal increase in cost to Cogenex's operations. Such increased services may also open up projects to Cogenex for which it might not otherwise qualify. In addition, stand alone water projects would provide Cogenex with increased opportunities to market its energy conservation services to customers that may not initially be soliciting such services. In short, water conservation and supply services would round out Cogenex's current business while increasing the availability of valuable services to the public.

     The Commission has recognized that expertise developed in connection with the integrated utility operations of a registered holding company can be commercially exploited in other contexts.
The Commission, for example, has authorized a number of registered holding companies to engage in consulting activities which draw upon existing expertise (Footnote 3). The water services which Cogenex proposes to furnish draw heavily upon Cogenex's existing expertise. Cogenex already works extensively with its customers' water systems as part of its energy management services. Chilled water and steam are important components of the energy-related services which Cogenex provides. The availability and quality of water can be important aspects in the delivery of steam or chilled water.

     Granting the authorization requested in this application-declaration would eliminate an artificial constraint on the services Cogenex can provide. For example, Cogenex, in evaluating a customer's facilities, might determine that the energy consumption elements of a building's operating systems were such that a further investment in energy conservation equipment would not be justified. In conducting such an evaluation, Cogenex would also review the water systems as part of its evaluation of the efficiency of the steam and chilling systems. Such an evaluation might determine that a water reclamation system would be cost effective but unless installing or upgrading a water reclamation system also involved upgrading the steam or chilling systems, Cogenex would arguably be precluded from undertaking the project.

     In the removing the 50% limitation on Cogenex's business, the Commission took notice of the strong national interest in promoting energy conservation and efficiency. Cogenex respectfully submits that there is an equally strong national interest in promoting the efficient use and reclamation of water resources (Footnote 4).

Footnotes:

Footnote 1    In the Matter of CSW Credit, Inc. and Central and
              South West Corporation, Holding Co. Act Release No.
              35-25995 (March 2, 1994).

Footnote 2    Id.

Footnote 3    See, e.g., Southern Co., Holding Co. Act Release No.
              22132 (July 17, 1981); American Electric Power Co.,
              Inc., Holding Co. Act Release No. 22468 (April 28,
              1982).

Footnote 4    EUA Cogenex Corporation, Holding Co. Act Release No.
              35-26232 (February 5, 1995).


                            SIGNATURE



     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                   EASTERN UTILITIES ASSOCIATES


                                   By:/s/ Clifford J. Hebert, Jr.
                                      Clifford J. Hebert, Jr.
                                      Treasurer


                                   EUA COGENEX CORPORATION


                                   By:/s/ Clifford J. Hebert, Jr.
                                      Clifford J. Hebert, Jr.
                                      Treasurer



Dated:  January 18, 1996